Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

Netherland, Sewell & Associates, Inc. has issued a report, as of December 31, 2018, of the “Estimates of Reserves and Future Revenue to the Ultra Petroleum Corp. Interest in Certain Oil and Gas Properties located in Pinedale Field, Sublette County, Wyoming as of December 31, 2018” for Ultra Petroleum Corp. Netherland, Sewell & Associates, Inc. consents to the reference in Form 10-K to Netherland, Sewell & Associates, Inc.’s reserves report dated March 1, 2019, and to the incorporation by reference of our Firm’s name and report into Ultra’s previously filed Registration Statements on Form S-1 and Form S-1A (File No. 333-217481) and Form S-8 (File No. 333-217268).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ C. H. (Scott Rees) III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

March 7, 2019